Obtaining Control of Credit Suisse Institutional
Money Market Prime Portfolio Class A

As of June 30, 2008, Credit Suisse Holdings America Inc
("Shareholder") owned 0% of the Fund.  As of December 31, 2008,
Shareholder owned 1,500,000,000 shares of the Fund, which represented 47.13% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.